Exhibit 8.1

Principal Subsidiaries and Variable Interest Entity of HUYA Inc.

Subsidiaries	Jurisdiction of Incorporation
Tiger Information Technology Inc.	Cayman Islands
HUYA PTE. LTD.	Singapore
Huya Limited	Hong Kong
Guangzhou Huya Technology Co., Ltd.	PRC
Hainan Huya Entertainment Information Technology Co., Ltd.	PRC

Variable Interest Entity
Guangzhou Huya Information Technology Co., Ltd.	PRC